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                          STOCKHOLDER VOTING AGREEMENT

                  STOCKHOLDER VOTING AGREEMENT, dated as of July 12, 2000 (this "Agreement"), among General Electric Company, a New York corporation ("Parent"), GECS Holdings, Inc., a Delaware corporation ("GECS Holdings"), General Electric Capital Services, Inc. ("GECS"), a Delaware corporation, and General Electric Capital Corporation, a New York corporation ("Capital" and, together with GECS Holdings, "Stockholder", which term shall include Parent and any subsidiary of Parent to the extent Subject Shares (as defined below) are held by Parent or such subsidiary), and UBS AG, an Aktiengesellschaft organized under the laws of Switzerland ("UBS").

                  WHEREAS, Paine Webber Group Inc. a Delaware corporation (the "Company"), UBS and Neptune Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of UBS ("Merger Subsidiary"), are contemporaneously herewith entering into an Agreement and Plan of Merger, dated the date hereof (the "Merger Agreement"), which provides, among other things, for the merger of the Company with and into Merger Subsidiary (the "Merger");

                  WHEREAS, as a condition and inducement to their willingness to enter into the Merger Agreement, UBS and Merger Subsidiary have requested that Stockholder make certain agreements with respect to 31,523,600 shares of common stock, par value $1.00 per share, having one vote per share ("Shares"), of the Company owned of record and beneficially by Stockholder (such Shares, together with any additional securities of the Company described in Section 4, being referred to herein as the "Subject Shares"), upon the terms and subject to the conditions hereof; and

                  WHEREAS, in order to induce UBS and Merger Subsidiary to enter into the Merger Agreement, Stockholder is willing to make certain agreements with respect to the Subject Shares;

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                  1. Voting Agreements. For so long as this Agreement is in effect, at any meeting of stockholders of the Company, however called, including any adjourned or postponed meeting, and in any action by consent of the stockholders of the Company or in any other circumstances upon which a vote, consent or other approval is sought, Stockholder shall vote (or cause to be voted), or, if applicable, give consent or approval with respect to, all of the Subject Shares that Stockholder has the right to vote in favor of adoption of the Merger Agreement and approval of the Merger and any other transaction contemplated by the Merger Agreement. Any such vote shall be cast or consent shall be given for purposes of this Section 1 in accordance with such procedures relating thereto as shall ensure that it

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is duly counted for purposes of determining that a quorum is present and for purposes of recording in accordance herewith the results of such vote or consent.

                  2. Covenants. From and after the date of this Agreement, Stockholder agrees not to, and to use best efforts to cause any investment banker, attorney or other adviser or representative of Stockholder not to, (i) sell, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, exchange, pledge, assignment, hypothecation, encumbrance, tender or other disposition of the Subject Shares, except that Stockholder may transfer Subject Shares to any subsidiary of Parent; provided, that such transferee has agreed to be bound by the terms of this Agreement; (ii) exchange or convert Subject Shares for or into shares of non-voting common stock, par value $1.00 per share, of the Company prior to the time the stockholders of the Company have voted on the Merger; (iii) grant any proxies with respect to any Subject Shares, deposit any such Subject Shares into a voting trust or enter into a voting or option agreement with respect to any of such Subject Shares; (iv) directly or indirectly, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, an Acquisition Proposal; or (v) take any action which would make any representation or warranty of Stockholder herein untrue or incorrect or prevent, burden or materially delay the consummation of the transactions contemplated by this Agreement. As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  3. Representations and Warranties of Stockholder. Stockholder represents and warrants to UBS that:

                  (a) Capacity; No Violations. Stockholder has the necessary authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder, and constitutes a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and such execution and delivery and performance by Stockholder of this Agreement will not (i) constitute a breach or violation of, or a default under, or cause or allow the acceleration or creation of a Lien (with or without the giving of notice, passage of time or both) pursuant to, any law, rule or regulation or any judgment, decree, order, governmental or non-governmental permit or license, or any material contract of Stockholder or to which Stockholder or its properties is subject or bound, (ii) constitute a breach or violation of, or a default under, the certificate of incorporation, bylaws or other organizational documents of Stockholder, or (iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental or non-governmental permit or license or the consent or approval of any other party to any material contract of Stockholder or to which Stockholder or its

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properties is subject or bound. In this Agreement, "Lien" shall mean any lien, pledge, security interest, claim, third party right or other encumbrance.

                  (b) Subject Shares. Stockholder is the record holder of, has sole voting and dispositive power over, and has good and valid title to, the Subject Shares free and clear of all Liens (other than any Lien created by this Agreement) and, except as provided by this Agreement, there are no options or rights to acquire or proxies, voting trusts or voting agreements relating to the Subject Shares to which Stockholder is a party, other than the Amended and Restated Stockholders Agreement between the Company, Kidder, Peabody Group, Inc., Parent, GECS and Capital, dated August 6, 1997 (as further amended by the letter agreement, dated the date hereof, between the Company, Parent and joined in by GECS Holdings on September 8, 1997, the "Company Stockholder Agreement"). Except as otherwise disclosed on Schedule A to this Agreement, as of the date hereof, the Subject Shares are the only shares of any class of capital stock of the Company which Stockholder has the right, power or authority (sole or shared) to sell or vote, and Stockholder does not have any right to acquire, nor is it the beneficial owner of, any other shares of any class of capital stock of the Company or any securities convertible into or exchangeable or exercisable for any shares of any class of capital stock of the Company, other than capital stock and securities held in any Third Party Account (as defined in the Stockholders Agreement).

                  4. Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, recapitalization, reclassification, subdivision, combination or exchange of Shares on, of or affecting the Subject Shares, or (b) GECS, Capital or GECS Holdings shall become the beneficial owner of any additional Shares or other securities of the Company, then such Shares held by Stockholder immediately following the effectiveness of the events described in clause (a) or Stockholder becoming the beneficial owner of the Shares or other securities, as described in clause (b), shall become Subject Shares hereunder.

                  5. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement.

                  6. Specific Performance. Stockholder acknowledges and agrees that if it fails to perform any of its obligations under this Agreement immediate and irreparable harm or injury would be caused to UBS for which money damages would not be an adequate remedy. In such event, Stockholder agrees that UBS shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if UBS should institute an action or proceeding seeking specific enforcement of the provisions hereof, Stockholder hereby waives the claim or defense that UBS has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists.

                  7. Notices. All notices or other communications under this

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Agreement shall be in writing and shall be deemed duly given, effective (i)
three business days later, if sent by registered or certified mail, return receipt requested, postage prepaid, (ii) when sent, if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, (iii) when served, if delivered personally to the intended recipient, and (iv) one business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to the intended recipient at the address set forth in the preamble hereof. Any party may change the address to which notices or other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth:

                  If to UBS:
                  Bahnhofstrasse 45
                  Zurich, Switzerland
                  Attention: Luqman Arnold
                  Phone: 41-1-234-5801
                  Fax: 41-1-234-3700

                  With a copy to:

                  Sullivan & Cromwell
                  125 Broad Street
                  New York, New York 10004
                  Attention:  James C. Morphy, Esq.
                  Phone: (212) 558-4000
                  Fax:  (212) 558-3588


                  If to Stockholder:

                  General Electric Company
                  3135 Easton Turnpike
                  Fairfield, CT 06431
                  Attention: Pamela Daley, Esq.
                         Senior Counsel for Transactions
                  Phone: (203) 373-2211
                  Fax: (203) 373-3008

                  With a copy to:

                  General Electric Capital Services, Inc.
                  260 Long Ridge Road
                  Stamford, CT 06527
                  Attention: General Counsel
                  Fax: (203) 357-3365



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                  8. Parties in Interest. This Agreement shall inure to the
benefit of and be binding upon the parties named herein and their respective successors and assigns; provided, however, that such successor in interest or assigns shall agree to be bound by the provisions of this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than UBS, Stockholder or their successors or assigns, any rights or remedies under or by reason of this Agreement.

                  9. Entire Agreement; Amendments. This Agreement contains the entire agreement between Stockholder and UBS with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions. This Agreement may not be changed, amended or modified orally, but may be changed only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

                  10. Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that UBS may assign its rights and obligations hereunder to any of its direct or indirect wholly owned subsidiaries (including Merger Subsidiary).

                  11. Cooperation. If any notices, approvals or filings are required with any regulatory commission or agency in order to allow the parties hereto to effectively carry out the transactions contemplated by this Agreement, Stockholder and UBS shall cooperate in making such notices or filings or in obtaining such approvals.

                  12. Headings. The section headings herein are for convenience only and shall not affect the construction of this Agreement.

                  13. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

                  14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable Delaware principles of conflicts of law).

                  15. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity

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or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

                  16. Termination. The provisions of this Agreement shall terminate at the earlier of (i) the Effective Time (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement in accordance with its terms.




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                  IN WITNESS WHEREOF, Stockholder and UBS have caused this
Agreement to be duly executed and delivered on the day and year first above written.


                                            General Electric Company


                                            By:  __________________________
                                                 Name:
                                                 Title:


                                            GECS Holdings, Inc.


                                            By:  __________________________
                                                 Name:
                                                 Title:


                                            General Electric Capital Corporation


                                            By:  __________________________
                                                 Name:
                                                 Title:


                                            UBS AG


                                            By:  __________________________
                                                 Name:
                                                 Title:


                                            By:  __________________________
                                                 Name:
                                                 Title:




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